UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  EBS Pension, L.L.C.

Title of Class of Securities: Class A Membership Units

CUSIP Number: N/A



  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: N/A

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

          Contrarian Capital Advisors, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    682,529

6.  Shared Voting Power:


7.  Sole Dispositive Power:

    682,529

8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    682,529

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

    6.83%

12. Type of Reporting Person

    IA; OO

CUSIP Number: N/A

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    304,228

6.  Shared Voting Power:


7.  Sole Dispositive Power:

    304,228

8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    304,228

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

    3.04%

12. Type of Reporting Person

    IA; OO

Item 1(a) Name of Issuer:  EBS Pension L.L.C.

      (b) Address of Issuer's Principal Executive Offices:

              Norwest Bank Minnesota, N.A.
              Corporate Trust Services, Legal Markets Group
              Sixth and Marquette
              Minneapolis, Minnesota  55479

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Contrarian Capital Advisors, L.L.C ("CCA")
          Contrarian Capital Management, L.L.C. ("CCM")
          411 West Putnam Avenue
          Suite 225
          Greenwich, CT 06830

          Each Reporting Person is a Delaware limited liability company.

    (d)   Title of Class of Securities:  Class A Membership
          Units

    (e)   CUSIP Number:  N/A

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

 Item 4. Ownership.

         (a) Amount Beneficially Owned: CCA - 682,529 Class
             A Units ("Units"); CCM - 304,228 units.

         (b) Percent of Class: CCA - 6.82%; CCM - 3.04%.

         (c) CCA - 0 units with shared power to vote or to direct the vote; 682,529 units with sole power to vote or to direct the vote; 0 units with shared power to dispose or to direct the disposition of; 682,529 units with the sole power to dispose or to direct the disposition of

             CCM - 0 units with shared power to vote or to direct the vote; 304,228 units with sole power to vote or to direct the vote; 0 units with shared power to dispose or to direct the disposition of; 304,228 units with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. N/A

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    CONTRARIAN CAPITAL ADVISORS, L.L.C.

    /s/ Jon R. Bauer
    _________________________
    By:  Jon R. Bauer, Managing Member

    CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

    /s/ Jon R. Bauer
    _________________________
    By: Jon R. Bauer, Managing Member


    Date: February 14, 2000

                            AGREEMENT



      The undersigned agree that this Amendment No. 1 to Schedule

13G dated February 14, 2000 relating to the Common Stock of EBS

Pension L.L.C. shall be filed on behalf of the undersigned.


                             CONTRARIAN CAPITAL ADVISORS,
                               L.L.C.

                                 /s/ Jon R. Bauer
                                 _____________________________
                                 By: Jon R. Bauer, Managing
                                     Member

                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                                 /s/ Jon R. Bauer
                                 _____________________________
                                 By: Jon R. Bauer, Managing
                                     Member

























                               -9-
01385001.AP2